SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

ERICSSON US 401(k) Plan

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON US 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULES AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024 AND 2023

Tel: 214-969-7007	600 North Pearl, Suite 1700
Fax: 214-953-0722	Dallas, TX 75201
www.bdo.com

Report of Independent Registered Public Accounting Firm

Plan Administrator

Ericsson US 401(k) Plan

Plano, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ericsson US 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, Line 4i schedule of assets (held at end of year) as of December 31, 2024 and schedule H, line 4a schedule of delinquent participant contributions for the year ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

Dallas, Texas

June 24, 2025

ERICSSON US 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2024 AND 2023

(Thousands of dollars)

	2024	2023
Assets
Investments
Investments, at fair value	$3,497,057	$3,228,043
Investments, at contract value	263,101	296,927

Total investments	3,760,158	3,524,970

Receivables
Notes receivable from participants	11,424	12,569
Participant’s contributions receivable	49	34
Employer’s contributions receivable	1,273	1,351
Other receivables	656	918

Total receivables	13,402	14,872

Total Assets	3,773,560	3,539,842

Payables
Operating and other payables	655	557

Net assets available for benefits	$3,772,905	$3,539,285

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$404,822
Dividends	10,931
Earnings on SDA and separately managed accounts	103,079

Total investment income	518,832

Interest on participant notes receivable	1,010

Contributions:
Participants	71,423
Employer	45,392
Rollover	4,975

Total contributions	121,790

Total Additions	641,632

DEDUCTIONS
Benefits paid to participants	(402,707)
Corrective distributions	(5)
Deemed distributions	(742)
Administrative expenses	(4,558)

Total Deductions	(408,012)

Net increase	233,620

Net assets available for benefits:
Beginning of year	3,539,285

End of year	$3,772,905

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

1.	THE PLAN

The following description of the Ericsson US 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or the “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an administrative committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services 401(k) Plan. On December 28, 2012 the Ericsson Services 401(k) Plan was merged into the Ericsson US 401(k) Plan formerly called the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $140,800. Effective July 18, 2016 Great-West Trust Company or now called Empower Trust Company, LLC (“Trustee”) was made trustee of the Plan and the Master Trust was dissolved. Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Each pay period participant contributions are remitted to the Plan made to the Trustee for investment. There is currently one stable value fund, three mutual funds, ten commingled funds, twelve common collective trusts and one separately managed account. In addition, there is a self – directed brokerage account (“SDA”) to which participants may direct their investments. The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through the Trustee. Participants can choose these options for their contributions as well as the Company contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations

The Plan provides for various investment options as described in Note 1. The underlying investments held by the investment options may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

As of December 31, 2024 and 2023, there was one investment that represented 26% and 24% of investments, respectively. See the schedule of assets (held at end of year) for a complete list of investments as of December 31, 2024.

Contributions and Contributions Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $1,322 and $1,385 at December 31, 2024 and 2023, respectively.

Valuation of Investments

The Plan’s investments are reported at fair value. At December 31, 2024 and 2023 the Plan held a Stable Value Fund which was reported at contract value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for further discussion of fair value and fair value measurements. See Note 8 for further discussion of the investment carried at contract value.

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Other income includes the net appreciation (depreciation), interest and dividends of the investments held in the SDA and separately managed accounts.

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

Vesting and Forfeitures

Company and active participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested, with the exception of non-active participants transferred in from other plans, which continue to be subject to the former plans’ vesting requirements. Any amounts which became forfeitures since the last Plan year may be made available to reinstate the previously forfeited account balance of former participants, if any, or used to pay any administrative expenses of the Plan, in that order. Forfeitures may also be used during the Plan year to correct the improper exclusion of any otherwise eligible employees. The remaining forfeitures, if any, may be used to offset any owed Company contribution to be made. Accordingly, the forfeiture balance as of December 31, 2024 and 2023 was $853 and $892, respectively. During 2024, $405 of forfeitures were used to pay Plan administrative expenses.

Expenses of the Plan

Certain expenses of the Plan and its administration, including fees and expenses of the Trustee, are paid by the Company, which are excluded from these financial statements. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees. A quarterly administrative fee is charged to each participant’s account.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Notes Receivable from Participants

Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is fifty thousand dollars minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is one thousand dollars. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a “deemed distribution”, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2024, interest rates range from 4.25% to 9.50%. Notes receivable from participants are reported at their outstanding principal plus any accrued interest.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be fully vested and will be held for distribution to the participants.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2024 and 2023, there were no benefit claims which had been processed and approved for payment but not yet paid. At Empower Retirement, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

3.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly, semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may immediately participate in the Plan. At December 31, 2024 and 2023, the number of active participants were roughly 4,400 and 5,100, respectively.

Eligible participants may contribute on a pre-tax and/or Roth basis any whole percentage from 1% to 75% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 6% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the web-based Empower Retirement system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from LM Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for at least 24 full calendar months. Hardship withdrawals must meet certain requirements including approval by the Committee.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

4.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in Accounting Standards Codification “ASC” Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2024 and 2023 and classified as Level 1 assets.

Self-Directed Brokerage Accounts (SDA)

A majority of the SDA accounts include investments in cash and cash equivalents, common stock, and registered investment companies and are classified as Level 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above.

Commingled Funds and Common Collective Trusts

Valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. As these assets are measured at net asset value, they are therefore excluded from the fair value hierarchy and included in other.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

Pooled Separate Accounts

These investments consist of insurance company separate accounts whose investors include only qualified retirement plans and certain governmental retirement plans. The value of each pooled separate account is determined at the close of each business day based on the fair value of the underlying assets, which can consist of a single mutual fund or multiple securities. The value of the account is expressed as the NAV. The unit value is the dollar value of one unit and is determined at the close of each business day by dividing the fair value of the entire account by the total number of units in the account. Contributions to the account increase the number of units. Withdrawals from the account decrease the number of units. The increase or decrease in number of units is determined by dividing the amount of the contribution or withdrawal by the unit value for the day the transaction is made. As these assets are measured at net asset value, they are therefore excluded from the fair value hierarchy and included in other.

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments, except those held in the SDA and separately managed accounts.

Separately Managed Accounts

Self-managed fund consisting of a portfolio of assets under the management of a professional investment firm and primarily consist of common stock valued using prices obtained from independent pricing services and are classified as Level 2 investments.

The following tables provide information about the financial assets carried at fair value on a recurring basis as of December 31, 2024 and 2023.

December 31, 2024	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$436,474	$—	$—	$—	$436,474
Separately managed accounts	—	296,571	—	—	296,571
Ericsson stock fund	29,474	—	—	—	29,474
Commingled funds	—	—	—	1,570,395	1,570,395
Common collective trusts	—	—	—	706,878	706,878
Pooled separate accounts	—	—	—	304,100	304,100
Self-directed brokerage accounts	—	153,165	—	—	153,165

Total investments at fair value	$465,948	$449,736	$—	$2,581,373	$3,497,057

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

December 31, 2023	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$423,689	$—	$—	$—	$423,689
Separately managed accounts	—	237,230	—	—	237,230
Ericsson stock fund	27,275	—	—	—	27,275
Commingled funds	—	—	—	1,431,181	1,431,181
Common collective trusts	—	—	—	661,128	661,128
Pooled separate accounts	—	—	—	322,676	322,676
Self-directed brokerage accounts	—	124,864	—	—	124,864

Total investments at fair value	$450,964	$362,094	$—	$2,414,985	$3,228,043

(a)	As these assets are measured at net asset value using the practical expedient they are therefore excluded from the fair value hierarchy and included in other.

5.	NET ASSET VALUE PER SHARE

The following table for December 31, 2024 and 2023, sets forth a summary of the Plan’s investments with a reported NAV using the practical expedient.

	Fair Value Estimated Using NAV per Share
Investment	December 31 2024 Fair Value (a)	December 31 2023 Fair Value (a)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Asset allocation fund (b)	$706,878	$661,128	$—	Daily	None	Daily
Intermediate-Term Bond (c)	81,948	88,562	—	Daily	None	Daily
Multiple Investment Trust (d)	208,681	323,642	—	Daily	None	Daily
Mid-Cap Value Equity Trust (e)	1,103,870	967,307	—	Daily	None	Daily
International Large Blend Trust (f)	329,063	339,928	—	Daily	None	Daily
Small-Cap Value Equity Trust (g)	30,919	34,418	—	Daily	None	Daily
Large-Cap Value Equity Trust (h)	120,014	—	—	Daily	None	Daily

(a)	The fair values of the investments have been estimated using the NAV of the investment.
(b)

The asset allocation fund uses a strategy designed for investors expecting to retire around the year indicated in each fund’s name, with the allocation changing on an annual basis, becoming more conservative as the Fund nears the target retirement date. The funds invest in a combination of equity, fixed income and short-term JPMorgan Chase Bank, N.A Commingled Pension Trust Funds and/or funds maintained by unaffiliated banks and trust companies, which includes vehicles with lower levels of active risk.

(c)	Intermediate-term bond funds aim to generate excess return from top-down sector allocation and bottom-up subsector/security selection. Duration and yield curve are tactically managed.
(d)

Multiple investment trust is a combination of funds including large cap growth equity trust, mid cap value equity trust, small cap value equity trust, value yield equity trust, global growth equity trust and real estate securities trust.

(e)	Mid-cap value equity trust invests its assets in a majority of equity securities of medium-sized companies.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

(f)	International Large Blend Trust measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.
(g)	Small-cap value equity trust invests its assets in a majority of equity securities of small-sized companies.
(h)	Large-cap value equity trust invests its assets in a majority of equity securities of large, well-established companies.

6.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, these investments qualify as related party transactions. The Plan recorded purchases of $5,102 and sales of $10,294 of the Company’s stock during the year ended December 31, 2024.

Plan assets include investments in funds managed by the Trustee and affiliates of the Trustee. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. Notes receivable are secured by the vested balance of participant accounts, and, as such, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its most recent amendments on April 6, 2017. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023, AND FOR THE YEAR ENDED DECEMBER 31, 2024

(Thousands of dollars)

8.	FINANCIAL ASSETS CARRIED AT CONTRACT VALUE

The following table provides information as of December 31, 2024 and 2023 about the financial assets carried at contract value:

As of December 31,	2024	2023
Financial assets at contract value:
Putnam Stable Value Fund	$263,101	$296,927

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the stable value fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

9.	SUBSEQUENT EVENTS

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2024, through the issuance of these financial statements.

Effective January 1, 2025, the Plan was amended and restated to comply with certain provisions under the Setting Every Community Up for Retirement Enhancement (“SECURE”) Act of 2019, the SECURE 2.0 Act of 2022 and related regulatory guidance. The amendments included updates to required minimum distribution rules.

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

AS OF DECEMBER 31, 2024

EIN: 06-1119960 Plan Number: 006
Totals That Constitute Non-Exempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP*	Total Fully Corrected Under VFCP* and PTE** 2002-51
Check here if late participant loan repayments are included: ☐

	$2,422.50	$—	$—	$—

*	Voluntary Fiduciary Correction Program (DOL)
**	Prohibited Transaction Exemption (DOL)

For the year ended December 31, 2024, the Company did not remit certain participant contributions to the Plan on a timely basis pursuant to Department of Labor Regulations. Untimely remittances identified on the Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions totaled $2,422.50. The Company has determined the amount of related lost earnings on such participant contributions and will remit the lost earnings to participants’ accounts, and will file Form 5330 and pay applicable excise taxes during 2025.

ERICSSON US 401(k) Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2024

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Stable Value Fund:
*	Putnam Fiduciary Trust	PUTNAM STABLE VALUE FUND	*	*	$263,101
***	Company
	Common Collective Trusts:
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS INCOME	*	*	27,926
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2020	*	*	40,416
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2025	*	*	95,087
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2030	*	*	132,470
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2035	*	*	130,955
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2040	*	*	98,979
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2045	*	*	76,972
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2050	*	*	60,347
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2055	*	*	24,931
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2060	*	*	13,593
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2065	*	*	4,379
	Vanguard Funds	VANGUARD TARGET RETIRE TRUST PLUS 2070	*	*	823

					706,878
	Mutual Funds:
	T. Rowe Price	T. ROWE PRICE QM US SMALL-CAP GR EQ I	*	*	38,081
	Vanguard Funds	VANGUARD SMALL-CAP INDEX-INST PLUS	*	*	134,560
	Vanguard Funds	VANGUARD MID-CAP INDEX-INST PLUS	*	*	263,833

					436,474
	Commingled funds and pooled separate accounts:
	Driehaus	DRIEHAUS EMERGING MARKETS GROWTH CL C	*	*	19,537
	T. Rowe Price Funds	T ROWE PRICE MID-CAP VALUE EQUITY TRUST-D	*	*	55,976
	Vanguard Funds	VANGUARD INST TOTAL INTL STK MKT IDX TST	*	*	200,665
	Vanguard Funds	VANGUARD INSTITUTIONAL 500 INDEX TRUST	*	*	965,522
	Vanguard Funds	VANGUARD INSTL TOTAL BOND MRKT IDX TRUST	*	*	208,681
*	Prudential Retirement Insurance and Annuity Company	CAPITAL GROUP EUROPACIFIC GROWTH FUND SA	*	*	108,860
*	Prudential Retirement Insurance and Annuity Company	EAGLE MID CAP GROWTH FUND (IS PLATFORM)	*	*	82,373
*	Prudential Retirement Insurance and Annuity Company	SMALL CAP VALUE/VICTORY	*	*	30,919
*	Prudential Retirement Insurance and Annuity Company	CORE PLUS BOND/PGIM FUND	*	*	81,948
*	Prudential Retirement Insurance and Annuity Company	PUTNAM LARGE CAP VALUE TRUST IA	*	*	120,014

					1,874,495
	Separately managed accounts:
	Jennison	ADOBE INC COMMON STOCK	*	*	2,078
	Jennison	ADVANCED MICRO DEVICES INC COMMON STOCK	*	*	1,700

ERICSSON US 401(k) Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2024

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	AIRBNB INC COMMON STOCK	*	*	2,940
	Jennison	ADIDAS AG COMMON STOCK	*	*	1,599
	Jennison	ALPHABET INC COMMON STOCK CL.A	*	*	5,342
	Jennison	ALPHABET INC COMMON STOCK CL.C	*	*	5,354
	Jennison	AMAZON.COM INC COMMON STOCK	*	*	25,071
	Jennison	ANALOG DEVICES INC COMMON STOCK	*	*	1,474
	Jennison	APPLE INC COMMON STOCK	*	*	19,627
	Jennison	APPLOVIN DEVICES INC COMMON STOCK	*	*	1,247
	Jennison	ASTRAZENECA PLC COMMON STOCK	*	*	2,699
	Jennison	BOEING CO COMMON STOCK	*	*	3,683
	Jennison	BROADCOM INC COMMON STOCK	*	*	15,643
	Jennison	CADENCE DESIGN SYSTEMS INC COMMON STOCK	*	*	4,866
	Jennison	COSTCO WHOLESALE CORP COMMON STOCK	*	*	6,136
	Jennison	CROWDSTRIKE HOLDINGS INC COMMON STOCK CL.A	*	*	3,388
	Jennison	DATADOG INC COMMON STOCK CL.A	*	*	2,464
	Jennison	DEXCOM INC COMMON STOCK	*	*	1,495
	Jennison	DISNEY WALT CO THE COMMON STOCK	*	*	4,798
	Jennison	EATON CORP PLC COMMON STOCK	*	*	2,754
	Jennison	EDWARDS LIFESCIENCES CORP COMMON STOCK	*	*	1,504
	Jennison	ELI LILLY & CO COMMON STOCK	*	*	7,505
	Jennison	FLUTTER ENTERTAINMENT PLC COMMON STOCK	*	*	870
	Jennison	GENERAL ELECTRIC CO COMMON STOCK	*	*	2,578
	Jennison	HILTON WORLDWIDE HLDGS INC COMMON	*	*	2,246
	Jennison	HOME DEPOT INC COMMON STOCK	*	*	3,013
	Jennison	INDITEX COMMON STOCK	*	*	1,254
	Jennison	INTUITIVE SURGICAL INC COMMON STOCK	*	*	3,081
	Jennison	KEYSIGHT TECHNOLOGIES INC COMMON STOCK	*	*	2,311
	Jennison	MARRIOTT INTERNATIONAL INC COMMON STOCK	*	*	1,737
	Jennison	MASTERCARD INC COMMON STOCK CL.A	*	*	7,731
	Jennison	MERCADOLIBRE INC COMMON STOCK	*	*	3,049
	Jennison	META PLATFORMS INC COMMON STOCK	*	*	18,921
	Jennison	MICROSOFT CORP COMMON STOCK	*	*	19,570
	Jennison	MOODYS CORP COMMON STOCK	*	*	2,765
	Jennison	NETFLIX INC COMMON STOCK	*	*	11,889
	Jennison	NOVO-NORDISK AS COMMON STOCK - SPONSORED ADR	*	*	3,796
	Jennison	NVIDIA CORP COMMON STOCK	*	*	31,151
	Jennison	O REILLY AUTOMOTIVE INC COMMON STOCK	*	*	2,712
	Jennison	PALO ALTO NETWORKS INC COMMON STOCK	*	*	1,916
	Jennison	PROGRESSIVE CORP COMMON STOCK	*	*	1,516
	Jennison	SALESFORCE COM INC COMMON STOCK	*	*	3,704
	Jennison	SERVICENOW INC COMMON STOCK	*	*	5,010
	Jennison	SNOWFLAKE INC COMMON STOCK	*	*	2,337
	Jennison	SPOTIFY TECHNOLOGY SA COMMON STOCK	*	*	2,263
	Jennison	TESLA INC COMMON STOCK	*	*	9,312
	Jennison	TJX COMPANIES INC COMMON STOCK	*	*	1,986
	Jennison	TRADE DESK INC/THE COMMON STOCK CL.A	*	*	3,213
	Jennison	UBER TECHNOLOGIES INC COMMON STOCK	*	*	3,429

ERICSSON US 401(k) Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2024

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	VERTEX PHARMACEUTICALS INC COMMON STOCK	*	*	4,199
	Jennison	VERTIV HOLDINGS CO COMMON STOCK	*	*	2,315
	Jennison	VISA INC COMMON STOCK CL.A	*	*	6,276
	Jennison	WALMART INC COMMON STOCK	*	*	4,799
	Jennison	FEDERATED GOVERNMENT OBLIGATIONS IS #5	*	*	2,255

					296,571
*	Self-Directed Brokerage Account	Various Investments, Including Registered Investment Companies, Common Stocks, Money Market Funds and Cash	*	*	153,165
*	Ericsson	Ericsson Stock Fund	*	*	29,474

	Total Investments				3,760,158
*	Participant Loans	Interest rates of 4.25% to 9.50% with various maturity dates	*	*	11,424

	Total				$3,771,582

*	Party In Interest
**	Not Required For Participant Directed Accounts
***	All investments were stated at fair value as of December 31, 2024 with the exception of the Stable Value Fund, which is stated at contract value.

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson US 401(k) Plan

Date: 06/24/2025

Mert Canberk
Head of Total Rewards, Region North America